EXHIBIT 99.1

Centerra Gold Announces Results of 2026 Annual Meeting of Shareholders

TORONTO, May 05, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (TSX: CG) (NYSE: CGAU) (“Centerra” or the “Company”) announces the results of its 2026 Annual Meeting of Shareholders (the “Meeting”) held on May 5, 2026. A total of 152,456,607 shares, representing 76.39% of common shares issued and outstanding, were represented at the Meeting. Detailed voting results are outlined below.

Election of Directors

Each of the nominee directors listed in Centerra’s management information circular dated March 20, 2026, was elected.

	Votes For	% Votes For	Votes Against	% Votes Against
Karen David-Green	138,947,962	98.37%	2,306,681	1.63%
Wendy Kei	137,139,702	97.09%	4,114,939	2.91%
John Kitlen	139,000,295	98.40%	2,254,349	1.60%
Nancy Lipson	137,325,981	97.22%	3,928,659	2.78%
Craig MacDougall	137,790,660	97.55%	3,463,982	2.45%
Michael S. Parrett	136,721,530	97.48%	3,533,114	2.52%
Paul Tomory	139,003,530	98.41%	2,251,114	1.59%
Paul N. Wright	135,875,004	96.19%	5,379,640	3.81%

Appointment of Auditors

KPMG LLP was re-appointed as auditor of the Company and the Board was authorized to fix the auditor’s renumeration.

	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Appointment of Auditors	143,181,037	93.92%	9,275,570	6.08%

Advisory Vote on Executive Compensation

The non-binding resolution approving the Company’s approach to executive compensation disclosed in Centerra’s management information circular dated March 20, 2026, was approved.

	Votes For	% Votes For	Votes Against	% Votes Against
Advisory Vote on Executive Compensation	138,616,883	98.13%	2,637,757	1.87%

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.